Exhibit (28)(h)(19)

INDEX LICENSE AGREEMENT

- hereinafter referred to as the “Agreement” -

between

Solactive AG

Platz der Einheit 1

60327 Frankfurt, Germany

- hereinafter referred to as “Solactive” -

and

Strive Asset Management, LLC

1822 Henderson Road, Unit 20790

43220 Columbus, OH, United States

- hereinafter referred to as the “Licensee” -

dated 01 July 2022 (the “Agreement Date”)

Solactive and the Licensee are hereinafter also referred to individually as a “Party”
and collectively as the “Parties”

1	PREAMBLE

Solactive is an independent German multi-asset class index service provider, operating worldwide and active in the business of administration, development, calculation and maintenance of indices.

As part of its business, Solactive licenses “Solactive”-branded indices and develops and maintains the related guidelines which provide further information on the methodology of the index, in particular on its calculation, adjustment, and weighting.

Solactive is registered as a Benchmark Administrator under the European Benchmarks Regulation (BMR) with the German Federal Financial Supervisory Authority (BaFin).

The Licensee desires to use certain “Solactive”-branded indices for its own business purposes, in particular as a benchmark in order to sell and market financial products linked to the indices. Solactive agrees to grant the Licensee a license (as described herein) for the use of the indices as set forth in this Agreement. In that context, it is explicitly agreed between the Parties that Solactive as counterparty to the License Agreement has no influence on the volume of financial products possibly issued in relation to the Index or Indices licensed hereunder. It is therefore the joint understanding of the Parties that the obligations of Solactive shall be limited as set forth in this Agreement, and that this fact is reflected in the agreed remuneration.

THEREFORE, the Parties agree as follows:

2	DEFINITIONS AND INTERPRETATION

2.1	Definitions

In this Agreement the words and expressions listed in the list of definitions below shall have the meanings as ascribed to them in the following list of definitions:

“Affiliate” means any person or entity that is directly or indirectly controlled by, or is under common control of the Licensee, for as long as such relationship remains in effect where “control” means possessing, directly or indirectly, the power to direct or cause the direction of the management, policies and operations of such person or entity, whether through ownership of at least fifty percent (50%) of the voting securities, by contract or otherwise.

“Applicable Law” means, with respect to a Party, the laws, rules and regulations applicable to the business of that Party which are in force during the term of this Agreement.

“Authorized Affiliate” means any entity that is: (a) an Affiliate of the Licensee and listed in Appendix “B” of this Agreement (as may be updated from time to time); or (b) not an Affiliate of the Licensee but connected to the Licensee (e.g. a branch or an office) and listed in Appendix “B” of this Agreement (as may be updated from time to time).

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for normal business in Frankfurt am Main, Germany.

“Co-Branded Index” means an index that Solactive has developed together with a third-party for which Solactive is permitted to license and grant trademark related rights.

“Confidential Information” means all information disclosed, by whatever means, by one party (the “Disclosing Party”) to another party (the “Receiving Party”) which concerns: (i) the business or operations of the Disclosing Party; (ii) this Agreement, including without limitation, the details of Remuneration; and/or (iii) any information which is not public information.

“Contracting Licensee” means the Licensee or an Authorized Affiliate that wishes to procure services from Solactive under this Agreement. In the event a Contracting Licensee is an Authorized Affiliate, it shall be deemed to be the “Licensee” under this Agreement only in respect of the Order Schedule which it is a party to and has executed and shall be a beneficiary in respect of the rights hereunder and be subject to the terms, conditions and obligations of this Agreement and the applicable Order Schedule. Invoices will be issued to the Authorized Affiliate to the address specified in Appendix “B”.

“Financial Product” means a financial product as such term is defined in an Order Schedule.

“Good Industry Practice” means, in respect of any activity, performing that activity using the degree of skill, care, diligence and judgement and in compliance with rules directly relevant to the Scope of Services that would be reasonably expected of a reasonably skilled and experienced provider of services similar to the services provided under this Agreement.

“Index” means each index set out in the applicable Order Schedule and “Indices” shall be interpreted accordingly.

“Index Data” means: (a) the level(s) of an Index (the “Index Levels”); and (b) data related to an Index including index name, composition and weightings, but not including Third-Party Data (the “Index Composition”).

“Index Guideline” means in respect of an Index, the guideline that sets out the rules and methodologies governing the Index and published by Solactive (as modified by Solactive from time to time).

“Insubstantial Amounts of the Index Data” means an amount of the Index Data that: (a) has no independent commercial value; and (b) could not be used by the Licensee as a substitute for the Index Data.

“Intellectual Property Rights” means all rights in and to intellectual property rights, including without limitation, trade secrets, patents, copyrights, moral rights, trademarks, database rights, know-how, and rights of any type similar to the preceding under the laws of any governmental authority, domestic or foreign, anywhere in the world, including rights in and to all applications and registrations relating to any of the foregoing.

“License Expiry Date” means the date specified in the applicable Order Schedule.

“License Scope” means the scope of the license as set out in the “License Details” section of an Order Schedule.

“Losses” means all, costs, expenses, damages losses and settlement amounts (including reasonable attorneys’ and experts’ fees and court costs).

“Order Schedule” means an order schedule in the form set out in Appendix “A” of this Agreement specifying the License Scope of the Index or Indices (as applicable).

“Permitted Affiliate” means those Affiliates of the Licensee named in the relevant Order Schedule.

“Promotional Materials” shall mean any information, which the Licensee produces, provides and/or publishes voluntarily including but not limited to, brochures, website pages and press releases.

“Quarter Date” means each of the following dates: 31 March, 30 June, 30 September and 31 December.

“Regulatory Materials” shall mean any information, which the Licensee is required to produce, provide and/or publish in order to comply with mandatory regulatory requirements under Applicable Law, including but not limited to prospectuses.

“Scope of Services “means the services as set forth in this Agreement and the Order Schedule(s).

“Solactive Trademarks” means all registered and unregistered trademarks owned by Solactive AG (and affiliates of Solactive AG as applicable) as set out in the applicable Order Schedule.

“Start Date” means the date as specified in an Order Schedule for the start of a License.

“Supplier Trademarks” means third-party trademarks for which Solactive is permitted to grant usage rights to the Licensee in respect of a Co-Branded Index.

“Tax(es)” shall mean any (i) value-added, sales, goods, transaction, service or similar taxes, (ii) any stamp duty or similar levies, and (iii) taxes to be withheld at source of any kind (withholding tax) that Solactive may be required to deduct, withhold and remit to tax authorities or other governmental bodies in relation to the services rendered under this Agreement.

“Unauthorized Use” means any third-party usage of any sign which is identical to or confusingly similar to any of the Solactive Trademarks as set forth in section 6.8.

2.2	Interpretation

Except where stipulated otherwise in this Agreement, any reference in this Agreement to:

2.2.1	any Party, company or other person shall be construed so as to include its successors in title, permitted assignees and permitted transferees;

2.2.2	a reference to a company or other legal entity shall be construed so as to include any legal entity or entities into which such company may be merged by means of a statutory merger or into which it may be split-up or de-merged, by means of a statutory split-up or demerger;

2.2.3	an agreement or instrument is a reference to that agreement or instrument as amended, supplemented, varied or novated;

2.2.4	a reference to any time is to local time in Frankfurt am Main, Germany on the relevant day;

2.2.5	a reference to a section or schedule means a section or schedule of or to this Agreement;

2.2.6	a “regulation” includes any applicable regulation, rule, official directive, request or guideline (whether or not having the force of law) made from time to time by any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority (including stock exchanges) or organization as amended or re-enacted; and

2.2.7	a provision of law is a reference to that provision as amended or re-enacted and shall be construed, at any particular time, as including a reference to all subordinate legislation and all regulations, decisions or other binding administrative acts by any governmental authority (including stock exchanges) made from time to time under it.

Section and schedule headings are for ease of reference only and shall not affect the interpretation of this Agreement.

The terms “shall” or “will” are intended to infer an obligation or duty of the respective Party.

3	GRANT OF LICENSE, ORDER SCHEDULE

3.1	Subject to the terms of this Agreement and each applicable Order Schedule, Solactive hereby grants to the Licensee a non-exclusive, non-transferable, non-sublicensable and revocable (solely as set forth in the termination provisions of this Agreement) license to use the Index as set out in the applicable Order Schedule (the “License”).

3.2	Any Order Schedule issued under this Agreement shall only become effective if signed by the Parties. Each Order Schedule shall come into force on the Start Date stated therein and shall be subject to the terms and conditions of such Order Schedule and this Agreement. In the event of any inconsistency between this Agreement and an Order Schedule, the Order Schedule shall prevail in respect of that Order Schedule only.

3.3	The License shall be effective until the earlier of:

3.3.1	the License Expiry Date (if and as set forth in the applicable Order Schedule); or

3.3.2	the date on which such License is terminated pursuant to the provisions of the applicable Order Schedule or this Agreement.

3.4	The License may be extended to Permitted Affiliate(s) if set out in the applicable Order Schedule, subject to the terms of the Order Schedule and this Agreement and the following further limitations:

3.4.1	If any Permitted Affiliate ceases to be an Affiliate of the Licensee, then such Permitted Affiliate’s entitlement to exercise any rights under this Agreement is automatically revoked and terminates at expiry of the day on which such cessation becomes effective. The Licensee shall inform Solactive promptly upon occurrence of such event.

3.4.2	The Licensee shall be responsible to ensure and covenants that each Permitted Affiliate acts in compliance with this Agreement, including each relevant Order Schedule. The acts and omissions of each Permitted Affiliate shall be deemed to be the acts and omissions of the Licensee for the purposes of this Agreement and the Licensee shall be liable in respect of any such acts and/or omissions.

3.5	The Licensee or any Authorized Affiliate may procure services from Solactive under this Agreement by entering into an Order Schedule as the Contracting Licensee. The Licensee shall unconditionally and irrevocably be responsible for the obligations herein of an Authorized Affiliate. The acts and omissions of the Authorized Affiliate shall be deemed to be the acts and omissions of the Licensee for the purposes of this Agreement and Licensee shall be liable in respect of any such acts and/or omissions.

4	RIGHTS AND OBLIGATIONS OF THE LICENSEE

4.1	The Licensee may only use the License in accordance with the License Scope as specified in the applicable Order Schedule.

4.2	It is the Licensee’s sole responsibility to ensure that: (a) the License is suitable for its use; (b) it has appropriate infrastructures to receive the Index Data; and (c) its use of the License and the Index Data is in compliance with Applicable Law.

4.3	Solactive shall have no liability to the Licensee or any third-party in the event that any License, Index or Index Data is not suitable for its use (in connection with any Financial Product or otherwise) the Licensee’s infrastructures are not appropriate or unable to receive the Index Data thus constituting obstacles whatsoever to the use of the respective Index or Index Data licensed hereunder or in the event that the Licensee’s use of any Index or Index Data (in connection with any Financial Product or otherwise) is not in compliance with Applicable Law.

4.4	The Licensee shall at all times comply with the information obligations set forth in section 9 below and ensure that Solactive is not represented expressly or by implication:

4.4.1	as the designer, issuer or producer of any Financial Product linked to the Index; or

4.4.2	as having assumed any responsibility or having any connection with any Financial Product in any manner whatsoever, including, without limitation, connected to the creation, purchase, sale, trading, distribution, marketing and/or promotion of any Financial Product.

4.5	Except as otherwise expressly provided in this Agreement and/or in any applicable Order Schedule:

4.5.1	nothing in this Agreement shall be deemed to transfer to the Licensee any title to, or any right or interest in, any of the Indices, Index Guidelines, Index Data or any Intellectual Property Rights therein. All right, title and interest in and to the Indices, Index Guidelines, Index Data and/or any Intellectual Property Rights therein shall vest in and shall be the exclusive property of Solactive and shall remain vested in and remain the exclusive property of Solactive;

4.5.2	the Licensee agrees that it will not publish, transfer, redistribute, reproduce, sell, reverse engineer, decrypt, decompile, disassemble, create derivative works from or make available to any third-party in any form or manner, including but not limited to, the Internet, any type of network distribution or the use of automated processes or automation software of any kind, for any purpose, any part of the Index and/or the Index Data; or

4.5.3	permit, assist or act on behalf of, in any way, any third-party to launch any Financial Product based on or linked to the Index.

4.6	The Licensee may use Insubstantial Amounts of the Index Data (as defined) in the normal conduct of its business solely for use in reports, memoranda and presentations to the Licensee’s employees, customers, agents and consultants. For the sake of clarity, except as permitted in an applicable Order Schedule, the Licensee is not permitted to republish pro forma files of an Index, the Index Composition and/or any Third-Party Data.

4.7	The Licensee shall not be permitted to create, purchase, sell, trade, distribute, market and/or promote any Financial Product to any person or in any country subject to sanctions or special measures imposed by Her Majesty’s Treasury (HMT), the US Treasury Office of Foreign Asset Control (OFAC), the European Union (EU), the United Nations (UN) or any other applicable sanction(s) (collectively, the “Sanctions”).

5.	OBLIGATIONS OF SOLACTIVE

5.1	For the duration of this Agreement, Solactive shall be obliged to calculate, maintain and administer the Index in accordance with this Agreement, the applicable Order Schedule and the applicable Index Guideline.

5.2.	Solactive shall carry out the Scope of Services in accordance with the policies directly relevant to such services as available on https://www.solactive.com/documents/ (as may be periodically updated) applying Good Industry Practice.

6	USE OF TRADEMARKS

6.1	The Licensee may use the Solactive Trademark(s) and the Supplier Trademark(s) (as defined) in connection with the License Scope as set out in the applicable Order Schedule solely to indicate that such Index is licensed from Solactive.

6.2	In the event the Licensee uses the Solactive Trademarks, such use shall be accompanied by the following statement indicating that Solactive is the owner of the Solactive Trademark(s): “[●] is a trademark of Solactive AG.”

6.3	The Licensee acknowledges the importance of Solactive’s exercise of control over the quality of use of the Solactive Trademarks and agrees to use the Solactive Trademarks only as expressly permitted under this Agreement.

6.4	The Licensee shall comply with reasonable guidelines governing the use of Solactive Trademarks as may be prepared and provided by Solactive in its sole discretion.

6.5	The Licensee acknowledges and agrees that the Solactive Trademarks shall remain the exclusive property of Solactive. Notwithstanding the usage rights granted under Section 6.1, nothing in this Agreement shall be deemed to transfer to the Licensee any title to, or any right or interest in the Solactive Trademarks. Except as expressly granted herein, all rights to or in the Solactive Trademarks exclusively belong to Solactive.

6.6	The Licensee shall not:

6.6.1	use any sign which is identical with or confusingly similar to any of the Solactive Trademarks;

6.6.2	use any of the Solactive Trademarks in any manner which would jeopardize or prejudice the rights of Solactive or devalue, injure or dilute the goodwill or reputation of Solactive;

6.6.3	challenge, contest or assist any third-party in challenging or contesting the exclusive ownership to or the validity of Solactive’s rights to the Solactive Trademarks; or

6.6.4	apply anywhere in the world for registration in its own name or assist any third party in seeking registration in its name of any sign which is identical with or confusingly similar to any of the Solactive Trademarks.

6.7	If the Licensee becomes aware that a third-party is using any sign which is identical with or confusingly similar to any of the Solactive Trademarks (“Unauthorized Use”), the Licensee shall use reasonable endeavors to promptly inform Solactive of and provide as much detail of such Unauthorized Use to Solactive as is reasonably possible. Solactive shall control any action against such Unauthorized Use Solactive deems reasonable.

6.8	In the event the Licensee is permitted to use the Supplier Trademark(s) pursuant to an Order Schedule, the following shall apply:

6.8.1	the Licensee’s use of the Supplier Trademark(s) is limited to the permitted use as set out in the applicable Order Schedule;

6.8.2	the Licensee shall ensure that the owner of the Supplier Trademark (the “Supplier Trademark Owner”) is not represented expressly or by implication:

a.	as the designer, issuer or producer of any Financial Product; or

b.	as having assumed any responsibility or having any connection with any Financial Product in any manner whatsoever, including, without limitation, connected to the creation, purchase, sale, trading, distribution, marketing and/or promotion of any Financial Product; and

6.8.3	the Licensee acknowledges and agrees that all right, title and interest in and to the Supplier Trademark(s) shall be the exclusive property of the Supplier Trademark Owner and shall remain the exclusive property of the Supplier Trademark Owner.

6.9	The Licensee acknowledges and agrees that its use of the Supplier Trademark(s) may require the Licensee to enter into a separate agreement with the Supplier Trademark Owner.

7	THIRD-PARTY IPR CLAIM

Subject to sections 13.8 and 13.10, if the Licensee becomes aware that a third-party is alleging that the use of the Index, Index Data and/or Solactive Trademarks in the manner permitted under this Agreement infringes a third-party’s intellectual property rights (a “Third-Party IPR Claim”), the Licensee shall:

a.	promptly inform Solactive of and provide the details of such Third-Party IPR Claim to Solactive;

b.	allow Solactive the exclusive and comprehensive control of a defense against a Third-Party IPR Claim (the Licensee may participate in the defense of any claim through its own counsel, and its own expense);

c.	give Solactive, at Solactive’s cost, such assistance as Solactive may reasonably require in the defense, negotiation, settlement or compromise of such Third-Party IPR Claim; and

d.	not admit liability or settle such Third-Party IPR Claim without the prior written consent of Solactive, such consent not to be unreasonably withheld, conditioned or delayed.

8	THIRD-PARTY DATA

8.1	Solactive, in fulfilling its obligations under this Agreement, may, from time to time, rely on certain non-personal data from third-parties and in some cases, provide such data to the Licensee (the “Third-Party Data”).

8.2	The use of Third-Party Data by the Licensee may, in some cases: (a) be subject to the prior consent of a third-party data provider (each a “Third-Party Data Provider”); (b) require Solactive to disclose the identity of the Licensee to a Third-Party Data Provider; (c) require the Licensee to obtain a separate license with a Third-Party Data Provider; and/or (d) any other action as may be required by a Third- Party Data Provider ((a), (b), (c) and (d) collectively, the “Third-Party Data Requirements”). In each case, Solactive shall inform the Licensee of the Third-Party Data Requirements (the “Third-Party Data Communication”). In the event the Licensee does not wish to comply and/or declares its unwillingness to comply with such Third-Party Data Requirements, Solactive shall not be obligated to fulfil its Scope of Services and may terminate the relevant License granted under this Agreement by providing the Licensee thirty (30) calendar days written notice from the date of Solactive’s Third- Party Data Communication. The Parties will cooperate, acting reasonably and in good faith, to find an alternative source for such Third-Party Data (the “Alternative Third-Party Data Source” and the “Alternative Third-Party Data” respectively) to create a new Index and grant a new License. It being agreed between the Parties that any additional cost required to source the Alternative Third-Party Data will be borne by the Licensee.

8.3	Where a Third-Party Data Provider requires the Licensee to enter into an agreement directly with the Third-Party Data Provider in respect of the Third-Party Data (“Direct Agreement”), the Licensee shall, upon the reasonable request of Solactive, promptly confirm in writing to Solactive that it has entered into such Direct Agreement, and subject to each case, supply a copy of such agreement to Solactive or equivalent document that proves the compliance with the request within a reasonable timeframe (the “Third-Party Data Agreement Request”). If after Solactive’s reasonable request, the Licensee fails to provide the applicable agreement or confirmation by the date specified in the Third-Party Data Agreement Request, Solactive shall not be obligated to fulfil its Scope of Services regarding the respective Index.

8.4	Additional terms relating to Third-Party Data and Third-Party Data Provider(s) are available in a separate PDF document supplied by Solactive to the Licensee and shall be deemed to constitute a part of this Agreement. They may be modified from time to time by Solactive if and to the extent required so as to comply with requirements set forth by a Third-Party Data Provider; any such modifications shall be applicable without further consent of the Licensee. Solactive shall promptly inform the Licensee in writing of such modifications. For the avoidance of doubt, any agreement concluded by the Licensee and a Third-Party Data Provider in accordance with Section 8.3 shall not be deemed a part of this Agreement.

9	INFORMATION MATERIALS

9.1	The Licensee’s Regulatory Materials and Promotional Materials (collectively the “Information Materials”) shall under no circumstance give the impression, either expressly or by implication, that the Financial Product(s) issued in connection with a License granted under this Agreement to the Licensee is/are created, purchased, sold, traded, distributed, marketed and/or promoted by Solactive.

9.2	The Licensee shall include the following long-form disclaimer (the “Long-Form Disclaimer”) in its Regulatory Materials, in a position and with a font that makes the Long-Form Disclaimer easily visible and readable:

“Solactive AG (“Solactive”) is the licensor of [name of index] (the “Index”). The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive in any way and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication with respect to the Index and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.”

9.3	The Licensee shall include the following short-form disclaimer (the “Short-Form Disclaimer” and together with the Long-Form Disclaimer, the “Disclaimer”) in its Promotional Materials, in a position and with a font that makes the Short-Form Disclaimer easily visible and readable:

“Solactive AG (“Solactive”) is the licensor of [name of index] (the “Index”). The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive in any way and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive reserves the right to change the methods of calculation or publication with respect to the Index. Solactive shall not be liable for any damages suffered or incurred as a result of the use (or inability to use) of the Index.”

9.4	Solactive shall have the right, acting reasonably and in good faith, to request and approve any or all Information Material(s) which make use of the Index, Index Data and/or the Solactive Trademarks provided that in all such instances such approval shall not be unreasonably withheld, conditioned or delayed.

9.5	With reasonable prior notice, Solactive may make reasonable amendments to the Disclaimer and the Licensee shall, as soon as reasonably practicable following such notice and receipt of the updated Disclaimer from Solactive, use such amended Disclaimer in its Information Material(s) produced, provided and/or published thereafter.

9.6	It is the Licensee’s own and sole responsibility to comply with any legal requirements concerning the accuracy and completeness of the Information Material(s) for the Financial Product(s) issued by the Licensee.

10	REMUNERATION

10.1	The Licensee shall pay the remuneration (the “Remuneration”) set out in the applicable Order Schedule in accordance with the terms of this Agreement. The Remuneration may be calculated on a fixed and/or variable basis as specified in the applicable Order Schedule.

10.2	In the event the Remuneration is to be calculated on a fixed basis (the “Fixed Remuneration”), the Licensee shall pay such Fixed Remuneration upon the Start Date of the applicable License specified in the applicable Order Schedule and thereafter on the beginning of each following calendar year (unless otherwise provided in the applicable Order Schedule). For the sake of clarity:

10.2.1	the first invoice of any Fixed Remuneration shall be pro-rated in accordance with the period from the applicable Start Date to the end of the calendar year (unless otherwise provided in the applicable Order Schedule); and thereafter

10.2.2	Solactive shall issue an invoice to the Licensee at the beginning of each calendar year for services to be rendered for such calendar year (unless otherwise provided in the applicable Order Schedule).

10.3	In the event of termination of a License by the Licensee under Section 8.2, 11.3 or 11.4 of this Agreement, upon request by the Licensee, such Fixed Remuneration paid in advance shall be promptly refunded, on a pro-rated basis, for the relevant License.

10.4	In the event the Remuneration is to be calculated on a variable basis (the “Variable Remuneration”), the Licensee shall pay such Variable Remuneration quarterly in arrears (unless otherwise provided in the applicable Order Schedule).

10.5	The Licensee shall, no later than seven (7) Business Days following each Quarter Date (the “Reporting Deadline”), report to Solactive, in respect of each Index, the aggregate value of assets for all Financial Products (as defined in the applicable Order Schedule) linked to such Index for each calendar month (the “Aggregate Values”) (the “Variable Time Frame”). The Licensee shall report the Aggregate Values: (i) in existence during the Variable Time Frame; and (ii) expired, closed or matured during the Variable Time Frame.

10.6	The monthly Variable Remuneration shall be:

the Aggregate Values multiplied by the Variable Remuneration (as defined in the applicable Order Schedule) divided by twelve (12)

10.7	If the Licensee fails to provide Solactive with the details set out in Section 10.5 by the Reporting Deadline, Solactive shall send to the Licensee a reminder with respect thereto (the “First Reminder”).

10.8	If the Licensee fails to provide Solactive with the details set out in Section 10.5 within ten (10) Business Days following the date of receipt of the First Reminder, Solactive shall invoice the Licensee an amount equal to a Provisional Variable Remuneration Estimate (as defined below) and the Licensee shall pay such Provisional Variable Remuneration Estimate. The Licensee shall still be obliged to provide the details required pursuant to Section 10.5 and when provided, Solactive shall either: (a) invoice the Licensee and the Licensee shall pay the amount of any additional amounts due and payable together with any interest (as set out in Section 10.9 below); or (b) credit to the Licensee’s account any amounts that the Licensee has overpaid.

“Provisional Variable Remuneration Estimate” means an amount of Variable Remuneration that is estimated by Solactive in its commercially reasonable discretion.

10.9	The Remuneration shall be payable within 30 calendar days of the receipt of the applicable invoice (the “Invoice Date”). If the Licensee has not disputed the Remuneration by the thirtieth (30th) day following the Invoice Date, a default interest of four (4) percentage points above the current base interest rate as announced by the Deutsche Bundesbank under the heading: “Basic rate of interest pursuant to section 247 of the German Civil Code” (the “Interest Amount”) shall be applied to the Remuneration as of the Invoice Date and become due and payable immediately. This Section 10.9 shall not affect any other remedies available to the Parties.

10.10	The Licensee shall notify Solactive within the period for payment under Section 10.9 if it disputes the whole or any part of any invoice and shall pay any undisputed part in accordance with paragraph 10.9. If any disputed amount is found to be payable it shall be paid by the Licensee within thirty (30) days of such date together with any interest due thereon.

10.11	The Remuneration may be adjusted for inflation (the “Adjustment”) once per annum to reflect the percentage increase in the Harmonized Index of Consumer Prices published by the Eurostat (the “HICP”) or such other index which is most consistent with the HICP if the HICP is no longer published.

11	TERM AND TERMINATION

11.1	This Agreement shall be effective on and from the Agreement Date.

11.2	Except as otherwise expressly provided in any applicable Order Schedule, each License shall be effective on and from the Start Date set forth in the applicable Order Schedule and shall continue for an initial period of two (2) years (the “License Initial Term”) and thereafter shall automatically renew for successive periods of one (1) year (each a “License Renewal Term” and together with the License Initial Term, the “License Term”).

11.3	A License may be terminated by either Party by providing written notice to the other Party at least one hundred and eighty (180) calendar days prior to the earlier of the end of: (a) the License Initial Term; or (b) a License Renewal Term.

11.4	Either Party may terminate, in writing, this Agreement or a License or all Licenses, with immediate effect, in the following events:

11.4.1	the other Party voluntarily or involuntarily becomes the subject of a petition in bankruptcy or of any proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors and/or admits in writing its inability to pay its debts as they become due, all of the above under the laws of any jurisdiction; or

11.4.2	the other Party dissolves or ceases to carry on business.

11.5	Either party may terminate, in writing, with immediate effect, this Agreement or a License or all Licenses in the event that there is a material breach (such as, but not limited to, a breach under any of Sections 4.4, 4.5, 4.7, 6, 7 or 17.3) of this Agreement by the other Party which is incapable of remedy or, if capable of remedy, has not been remedied within thirty (30) days of the defaulting Party having received notice advising them of the breach.

11.6	Solactive may terminate a License or all Licenses with thirty (30) calendar days written notice to the Licensee in the following events:

11.6.1	a Third-Party Data Provider: (i) restricts or terminates Solactive’s right to use data necessary for Solactive to carry out its obligations under this Agreement or the Licensee’s right to use data necessary for Solactive to carry out its obligations under this Agreement (in which case the Parties agree that the final paragraph of section 8.2 will apply); or (ii) increases fees (payable by Solactive) to a rate that is commercially unreasonable for the provision of such data (in which case the Parties agree that the final paragraph of section 8.2 will apply);

11.6.2	Solactive is made aware of Applicable Law that, in the reasonable opinion of Solactive, impairs or prevents Solactive’s ability to perform its obligations under this Agreement; or

11.6.3	Solactive reasonably believes that the outcome of any litigation or proceeding conducted against Solactive may have a material adverse effect on Solactive’s ability to perform its obligations under this Agreement.

11.7	All declarations of termination in connection with this Agreement shall be in writing. and shall stipulate (subject to the terms of this Agreement) the termination date in respect of a License (the “License Termination Date”).

11.8	In the event no License under an Order Schedule remains in effect, the applicable Order Schedule will be deemed terminated on the date the last License under the applicable Order Schedule is terminated.

11.9	The following Sections shall survive termination of any License and remain in full force for an indefinite period following such termination: Sections 12, 13, 14 and 15.

11.10	On the License Termination Date:

11.10.1	the License (in respect of the Index that has been terminated) granted under this Agreement and the applicable Order Schedule shall be terminated;

11.10.2	otherwise than expressly stated in this Agreement, the Parties’ obligations with respect to the License (in respect of the Index that has been terminated) shall cease;

11.10.3	the Licensee shall cease use of the Index, Index Data and the Solactive Trademarks and the Supplier Trademarks in respect of the License that has been terminated and shall confirm to Solactive (upon Solactive’s request) its compliance thereof;

11.10.4	the Licensee shall return or destroy (upon Solactive’s request) information that it has received from Solactive in respect of the License (in respect of the Index that has been terminated) and confirm such compliance thereof; and

11.10.5	the Parties shall pay any undisputed Remuneration, Interest Amounts and Taxes (and any other amounts) due and owing.

12	WARRANTIES AND REPRESENTATIONS

12.1	Each Party warrants and represents to the other Party that:

12.1.1	it is duly incorporated, formed or organized and is validly existing under the laws of the jurisdiction of its incorporation, formation or organization and has the capacity and authority to enter into, deliver and perform the terms of this Agreement;

12.1.2	it is not nor, to the best of its knowledge, is any director, officer, agent, employee or affiliate of it subject to any Sanctions;

12.1.3	this Agreement has been executed by a duly authorized representative(s) of each Party; and

12.1.4	all Order Schedules will be executed by a duly authorized representative(s) of each Party.

12.2	Subject to Section 6, Solactive further warrants and represents that for the duration of the License Term the use of the Index, Index Data, Solactive Trademarks and the Supplier Trademarks by Licensee pursuant to this Agreement shall not infringe the rights (including Intellectual Property Rights) of any third party.

12.3	Save as expressly set out in this Agreement and to the extent permissible by law, Solactive does not make any representation or warranty and does not otherwise assume any responsibility, obligation or duty to the Licensee regarding: (i) the Index, Index Data or Solactive Trademarks; (ii) any information that Solactive provides to the Licensee in relation to this Agreement; and (iii) the completeness, accuracy, condition, quality, merchantability, performance or fitness for a particular purpose with respect to the Index, Index Data and/or Solactive Trademarks.

13	LIABILITIES AND INDEMNIFICATIONS

13.1	Nothing in this Agreement shall be construed as excluding or limiting a Party’s liability hereunder for Losses incurred by the other Party resulting from:

13.1.1	breach under Section 12;

13.1.2	indemnifications;

13.1.3	injury to life, physical integrity or health;

13.1.4	fraud or fraudulent misrepresentation and/or

13.1.4	any action or omission committed intentionally.

13.2	Subject to section 13.1, neither Party’s liability under this Agreement for Losses incurred by the other Party resulting from

13.2.1	any action or omission that is committed by gross negligence by the other Party shall not in the aggregate exceed 100% of the Remuneration already paid over the previous twelve (12) months for the Index which has given rise to the respective loss;

13.2.2	any action or omission that is committed by simple negligence by the other Party shall not in the aggregate exceed 70% of the Remuneration already paid over the previous twelve (12) months for the Index which has given rise to the respective loss.

13.3	To the extent permitted by law, liability for indirect, consequential, punitive or similar damages, or for loss of profit or revenue is excluded. Liability pursuant to the indemnities set out in this Agreement or any other liability which cannot be excluded by law is not excluded or limited under this Agreement.

13.4	Each Party shall take all reasonable steps to mitigate the loss and damage it incurs in relation to any claim or action which it brings against the other Party.

13.5	Without prejudice to each Party’s indemnity obligations under this Agreement, each Party claims for compensation shall fall under the statute of limitations after one year. The limitation period shall begin at the end of the calendar year in which: (i) the claim arose; and (ii) the respective Party gained knowledge of the circumstances giving rise to the claim or would have gained knowledge of the circumstances giving rise to the claim if such Party had not acted with gross negligence.

13.6	Solactive shall not be liable for Losses arising out of any delay in or interruption of the performance of its obligations under this Agreement due to: (a) forces beyond its control, including, without limitation, political unrest, acts of war or terrorism, civil or military disturbances, nuclear or natural or medical catastrophes or acts of God; (b) interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services which have not been caused by intentional or grossly negligent conduct; it being understood that Solactive shall use reasonable efforts which are consistent with Good Industry Practice to resume performance as soon as practicable under the circumstances.

13.7	Solactive shall not be liable for Losses incurred by third-parties in connection with the Licensee’s use of the Financial Products. The Licensee shall be solely responsible for all legal and economic risk in connection with the Financial Products. The Licensee indemnifies Solactive in this respect for any third-party claims.

13.8	The Licensee agrees to fully indemnify, defend and hold harmless Solactive and its respective officers, directors, employees, agents and representatives (each a “Solactive Indemnified Party” and together the “Solactive Indemnified Parties”) from and against all Losses which a Solactive Indemnified Party suffers or incurs as a result of, or in connection with a third party’s claim relating to the Licensee’s use of an Index, Index Data, Solactive Trademark and/or Supplier Trademarks in breach of the terms of this Agreement.

13.9	Subject to Section 8, Solactive agrees to fully indemnify, defend and hold harmless, Licensee and their respective officers, directors, employees, agents and representatives (each a “Licensee Indemnified Party” and together the “Licensee Indemnified Parties”) from and against all Losses which a Licensee Indemnified Party suffers or incurs as a result of, or in connection with a third party’s claim that the Licensee’s use of the Index, the Index Data, the Solactive Trademarks or the Supplier’s Trademarks in the manner authorized by this Agreement (including any applicable Order Schedule(s)), infringes or misappropriates any Intellectual Property Rights of any third party. Without prejudice to the preceding parts of this Section 13.9 and Solactive’s obligations thereunder, Solactive may, at its sole discretion, obtain the right to continue providing access to the Index, Index Data, replace or modify the Index Data or relevant portion thereof so that it becomes non-infringing, or, if such remedies are not reasonably available, terminate this Agreement and provide a pro rata refund of any fees prepaid and unused upon such termination.

13.10	Each Party’s indemnification obligations under this Agreement are conditioned upon: (i) the indemnified party providing the indemnifying party with prompt written notice of the existence of a claim; provided however, that failure to provide such notice will not relieve the indemnifying party from its liability or obligation under this Agreement except to the extent of any material prejudice directly resulting from such failure; (ii) the indemnifying party having, as its option, sole control and authority over the defense or settlement of such action; and (iii) the indemnified party reasonably cooperating with the indemnifying party, at the indemnifying party’s sole cost and expense. The indemnifying party will not accept any settlement which does not provide the indemnified party with a complete release or imposes liability not covered by the indemnifications set out in sections 13.8 and 13.9 above or places restrictions on the indemnified party without the indemnified party’s prior written consent, which consent will not be unreasonably withheld or delayed. The indemnified party may participate in the defense of any claim through its own counsel, and its own expense.

13.11	The indemnities in sections 13.9 and 13.10 shall not cover the indemnified party to the extent that the claim results from the indemnified party’s gross negligence or willful misconduct or a breach of Solactive’s (in the case of a Solactive Indemnified Party) or Licensee’s (in the case of a Licensee Indemnified Party) obligations under this Agreement.

14	TAXES

14.1	The Licensee shall pay any and all applicable Taxes. The Licensee shall not be responsible for Taxes payable by Solactive if and to the extent such Tax is imposed on or calculated by reference to the net income received or receivable by Solactive.

14.2	Each Party shall be responsible for complying with all Tax obligations imposed on it by a government entity in connection with the transactions contemplated herein.

14.3	The Licensee shall make all payments to be made by it without deduction or withholding of any Taxes, unless a deduction or withholding of Tax is required by law. If a deduction or withholding of Tax is required by law to be made by the Licensee, the amount of the payment due from the Licensee shall be increased to an amount which (after making any tax deduction or withholding) leaves an amount equal to the payment which would have been due if no Tax deduction or withholding had been required.

14.4	The Parties agree to cooperate with each other to determine and minimize each Party’s respective Tax liabilities to the extent legally permissible.

15	CONFIDENTIALITY

15.1	The Receiving Party may only use the Confidential Information for purposes of this Agreement. The Receiving Party agrees that:

15.1.1	it will hold the Confidential Information in the strictest confidence;

15.1.2	it will exercise no less care with respect to the Confidential Information than the level of care exercised with respect to its own Confidential Information;

15.1.3	it will not copy or disclose to any third-party any portion thereof; and

15.1.4	it will notify immediately the Disclosing Party of any unauthorized disclosure or use and will cooperate with the Disclosing Party to protect all proprietary rights in and ownership of its Confidential Information.

15.2	The Receiving Party may provide its employees, directors and agents (the “Representative Group”) with access to Confidential Information on a strict “need-to-know” basis only. The Receiving Party shall be responsible for any breach of this Section 15 by its Representative Group.

15.3	The obligations in Section 15.1 shall not apply if and to the extent:

15.3.1	disclosure of Confidential Information is required by:

a.	Applicable Law of any country with jurisdiction over the affairs of the Receiving Party;

b.	any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body; or

15.3.2	such information:

a.	was known to the Receiving Party prior to disclosure or is in the public domain other than through breach of this Section 15;

b.	is independently developed by the Receiving Party without use of or reference to the Confidential Information provided by the Disclosing Party.

The Party required to disclose Confidential Information under Section 15.3.1 shall notify the other Party of such request (to the extent not prohibited by Applicable Law) as promptly as practicable following such request.

15.4	The Receiving Party shall, upon the written request of the Disclosing Party, return to the Disclosing Party or destroy all tangible materials containing the Confidential Information; provided, however, that the Receiving Party may retain any such Confidential Information as may be necessary to satisfy any Applicable Law, internal policy or procedure (including, but not limited to, technology back-up procedures). Any portion of the Confidential Information that is not returned or destroyed in accordance with this Section 15.4 shall be held by the Receiving Party in accordance with this Section 15.

15.5	In respect of each License, this Section shall remain in full force for a period of five (5) years following termination of each License.

16	GOVERNING LAW

16.1	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed and interpreted in accordance with the laws of the Federal Republic of Germany.

16.2	The place of exclusive jurisdiction for all disputes between the Parties arising out of or in connection with this Agreement or regarding its validity (including, without limitation, disputes or claims based on tort) is Frankfurt am Main, Germany.

17	AUDIT

17.1	The Licensee agrees to respond promptly to any reasonable request from Solactive for information necessary to confirm the Licensee’s compliance with this Agreement.

17.2	During the term of this Agreement Solactive shall have the right during normal business hours to the Licensee to audit the relevant books, records, electronic data and/or data processing systems of the Licensee once during any 12 month period of the License Term (each such period starting on the Agreement Date and each successive anniversary thereof) to verify the Licensee’s compliance with this Agreement (“Audit”). Any such Audit shall be subject to reasonable prior notice to the Licensee and shall be conducted at a time to be mutually agreed. The Audit shall be subject to Section 15 and agreeing to comply with the Licensee’s policies and procedures applicable at the time of the Audit relating to access to its premises (including any security and health and safety requirements). Solactive shall not be entitled to access any materials which are legally privileged or which would involve the Licensee in any breach of duty or confidentiality to its clients or otherwise.

17.3	The costs of an Audit shall be borne by Solactive; however, should an Audit reveal a material breach of the terms of this Agreement by the Licensee, all reasonable costs and expenses of such Audit shall be borne by the Licensee.

18	MISCELLANEOUS

18.1	All notices and other communications under this Agreement shall be: (i) in writing; and (ii) delivered by hand, registered or certified mail, facsimile transfer or electronic mail to the details set forth below or such details as either Party shall specify by written notice to the other; and (iii) deemed given upon receipt.

To Solactive:

[Redacted]

To the Licensee:

[Redacted]

18.2	In order for Solactive to be able to fulfil regulatory requirements associated with the administration of the Indices, certain information relating to the value of financial instruments issued by the Licensee as well as financial contracts concluded by the Licensee and investment funds launched by the Licensee linked to the Indices must be provided from time to time by the Licensee. Therefore, the Licensee agrees to deliver to Solactive upon reasonable request: (a) the total value of financial instruments, financial contracts and investment funds issued, concluded and/or launched by the Licensee (as applicable) referencing the Indices in a format reasonably specified by Solactive; and/or (b) any other information that may be reasonably required in order for Solactive to comply with its regulatory requirements under this Agreement (the “Deliverables”). The values of financial instruments, financial contracts and investment funds must be calculated by the Licensee in accordance with the requirements of the Commission Delegated regulation (EU) 2018/66 of 29 September 2017. The Licensee shall provide the Deliverables to Solactive within 30 Business Days of Solactive’s written request thereof (“Solactive’s Request”). Solactive’s Request shall be sent to the email address of the Licensee set-out in Section 18 of this Agreement and be deemed effective in accordance with Section 18.1 of this Agreement.

18.3	Neither Party may assign, transfer or otherwise dispose of this Agreement or any of its rights under this Agreement or sub-contract, transfer or otherwise dispose of any of its obligations under this Agreement without the prior written consent of the other Party, such consent not to be unreasonably delayed, withheld or conditioned. Any purported transfer, assignment or delegation in violation of this Section shall be null and void and shall give rise to a right to terminate this Agreement in accordance with Section 11.5.

18.4	Solactive may enter into agreements with third parties to perform its non principal obligations under this Agreement (such as the dissemination of the Index via the Stuttgart Stock Exchange and the calculation and maintenance of the Index), provided that such third parties are selected by Solactive in accordance with Good Industry Practices. In the event that Solactive enters into any agreements with third parties pursuant to this section 18.4, Solactive will promptly inform the Licensee of the same.

18.5	This Agreement, including all Order Schedules and the additional terms pursuant to Section 8 of this Agreement, constitutes the whole agreement between the Parties relating to the transactions contemplated by this Agreement (the “Transactions”) and supersedes all previous agreements, both written and oral, relating to the Transactions between the Parties.

18.6	Each Party acknowledges that, in entering into this Agreement, it has not relied on any statement, representation, assurance or warranty of any person other than as expressly set out in this Agreement.

18.7	No third-party shall have any directly enforceable rights under the terms of this Agreement.

18.8	The provisions contained in each Section of this Agreement shall be enforceable independently of each of the others and their validity shall not be affected if any of the others are invalid. If any of those provisions is void but would be valid if some part of the provision were deleted, the provision in question shall apply with such modification as may be necessary to make it valid.

18.9	The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

18.10	This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement.

18.11	An electronic copy of a signature received in Portable Document Format (PDF) shall be deemed to be of the same force and effect as an original signature on an original executed document.

18.12	Any modification or amendment to this Agreement, including any amendment or modification of this Section 18.12, shall be in writing.

[Remainder of page intentionally left blank; signature page follows]

By their signatures below, the Parties hereby agree to be bound by the terms and conditions of this Agreement.

Solactive AG		Strive Asset Management, LLC

Frankfurt. August 02, 2022		Columbus, Ohio, United States
(Location, Date)

	/s/ Steffen Scheuble		/s/ Benjamin Pham
Name:	Steffen Scheuble CEO	Name:	Benjamin Pham
Title:		Title:	Chief Financial Officer